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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                            Micron Electronics, Inc.
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  595 100 10 8
                                 --------------
                                 (CUSIP Number)

                                W.G. Stover, Jr.
                   V.P of Finance and Chief Financial Officer
                             Micron Technology, Inc.
                             8000 South Federal Way
                             Boise, Idaho 83716-9632
                            Telephone: (208) 368-4000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                 March 22, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

     This Statement on Schedule 13D relates to Shares of Common Stock, $0.01 par value per share (the "MEI Common Stock"), of Micron Electronics, Inc. ("MEI"). The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by Micron Technology, Inc. ("Micron") on April 15, 1995, as amended by the Statement on Schedule 13D filed with the SEC by Micron on March 27, 1997, and the Statement on Schedule 13D filed with the SEC on May 15, 2000 (the "Micron Schedule 13D"), is hereby amended and supplemented to include the information set forth herein. This Statement on
Schedule 13D constitutes amendment number 3 (this "Amendment No. 3") to the Micron Schedule 13D (as amended, the "Schedule 13D"). Capitalized terms not defined herein have the meanings set forth in the Micron Schedule 13D.

ITEM 2. Identity and Background.

     The information with respect to the executive officers and directors of Micron contained in Exhibit 1 of the Micron Schedule 13D is hereby amended and restated in its entirety by Exhibit 1 attached hereto.

ITEM 3. Source and Amount of Funds or Other Consideration.

     The information contained in Item 3 of the Micron Schedule 13D is hereby amended by replacing the last paragraph with the following:

     "As of the date of this Amendment No. 3, the Foundation has sold a total of 1,825,000 of the Donated Shares and still holds 435,000 of the Donated Shares."

ITEM 4. Purpose of Transaction.

     The information contained in Item 4 of the Micron Schedule 13D is hereby amended and restated in its entirety as follows:

     "On March 22, 2001, MEI, Imagine Acquisition Corporation ("Merger Sub") and Interland, Inc. ("Interland") entered into certain agreements which provide for MEI to acquire Interland through a stock merger of Merger Sub and Interland. These agreements include (1) an agreement and plan of merger, dated as of March 22, 2001, by and among MEI, Merger Sub and Interland (the "Interland Merger Agreement"), (2) a voting agreement, dated as of March 22, 2001, between MEI, Micron and certain shareholders of Interland (the "Voting Agreement"), (3) a registration rights agreement, dated as of March 22, 2001, by and between MEI, Interland and Micron (the "Registration Rights Agreement"), and (4) an MTI shareholder agreement, dated as of March 22, 2001, by and among MEI and Micron (the "Shareholder Agreement" and collectively with the Interland Merger Agreement, the Voting Agreement and the Registration Rights Agreement, the "Agreements").

     The Interland Merger Agreement provides for Interland to become a wholly owned subsidiary of MEI, and for each Share of Common Stock of Interland held by shareholders to be converted into the right to receive 0.861 shares of MEI Common Stock, subject to adjustment (the "Interland Merger"). The consummation of the Interland Merger is subject to the satisfaction and


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waiver of several closing conditions, including, without limitation: (1) the approval and adoption of the Interland Merger Agreement by the shareholders of MEI, (2) the approval and adoption of the Interland Merger Agreement by the shareholders of Interland, (3) the declaration by the SEC of the effectiveness of a Registration Statement registering the MEI Common Stock to be issued in the Interland Merger, (4) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (5) MEI shall have entered into either a binding agreement to sell MEI's personal computer business or announced and commenced the winding down of the personal computer business and (6) other customary closing conditions.

     In connection with the foregoing Interland Merger Agreement, MEI, Micron and certain shareholders of Interland entered into the Voting Agreement, whereby Micron agreed to vote with respect to all of its MEI Common Stock:
(1) in favor of the approval and adoption of the Interland Merger Agreement and the Interland Merger, (2) in favor of the issuance of stock pursuant to the Interland Merger, (3) in favor of an amendment to MEI's Articles of Incorporation to increase the number of MEI's authorized common stock to 200 million and to change the name of MEI to Interland, Inc. after consummation of the Interland Merger, (4) in favor of an amendment to MEI's bylaws to reflect changes required by the Interland Merger Agreement and the Interland Merger, (5) in favor of a proposal to elect three individuals to fill the newly created director positions on MEI's board of directors, and (6) against approval of any competing business combination. Micron also agreed not to transfer any of its MEI Common Stock (the "Securities") prior to the earlier of the consummation of the Interland Merger or the termination of the Interland Merger Agreement. Since the Voting Agreement covers greater than 50% of the outstanding MEI Common Stock, the vote by Micron with respect to the Securities will be sufficient to assure approval and adoption of the Interland Merger Agreement by the MEI shareholders without the vote of any other shareholder of MEI.

     In connection with the Interland Merger, MEI granted Micron certain registration rights with respect to the Securities. Pursuant to the Registration Rights Agreement, MEI granted demand registration rights, piggyback registration rights and Form S-3 registration rights to Micron.

     In addition, MEI and Micron entered into the Shareholder Agreement which places certain restrictions on the Securities. Pursuant to the Shareholder Agreement, Micron agreed not to transfer any of the Securities during the nine-month period following the consummation of the Interland Merger, subject to certain exceptions, including but not limited to, transfers (1) to MEI,
(2) pursuant to a public offering of MEI securities, (3) in response to a third party tender offer or exchange offer, (4) in a merger or consolidation,
(5) pursuant to a plan of liquidation approved by MEI, (6) to the Foundation,
(7) pursuant to a pledge made pursuant to a bona fide loan transaction that creates a security interest, (8) to controlled affiliates of Micron or (9) to any other transferee; provided, however, that with respect to transfers referred to in (6), (7), (8) and (9), the transferee agrees to be bound by the Shareholder Agreement. Further, Micron agreed that during the eighteen-month period following the consummation of the Interland Merger, it will not acquire any voting securities of MEI. Micron also granted a call option to MEI on all outstanding MEI Common Stock held by Micron in excess of 25% of MEI's outstanding capital stock at a purchase price of the average of the closing prices of the securities on a national securities exchange or the Nasdaq National Market over the 20 trading day period ending 2 days prior to the purchase of the MEI Common Stock under the call option.

     A copy of each of the Interland Merger Agreement, the Voting Agreement, the Registration Rights Agreement and the Shareholder Agreement is attached hereto as Exhibit 2.1, 10.1, 10.2 and 10.3, respectively, and each is incorporated herein by reference. The foregoing descriptions of the Agreements are qualified in their entirety by reference to the Agreements attached as exhibits hereto.

     In addition to the transaction described above, pursuant to the terms of its component recovery agreement with MEI, Micron has exercised its right to purchase the assets of SpecTek,


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which is MEI's component recovery business. The component recovery business will be transferred to Micron effective April 5, 2001. In addition, as part of the SpecTek transaction, Micron acquired certain real estate and intellectual property of MEI on March 22, 2001. Micron paid MEI a net amount of approximately $42 million as a result of the SpecTek transaction.

     Except as set forth herein or otherwise relating to integration in connection with the Interland Merger, Micron does not have any current plans or proposals that relate to or would result in (1) the acquisition by any person of additional securities of MEI or the disposition of securities of MEI; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MEI or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of MEI or any of its subsidiaries; (4) any changes in the present board of directors or management of MEI, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (5) any material change in the present capitalization or dividend policy of MEI; (6) any other material change in MEI's business or corporate structure; (7) any change in MEI's certificate of incorporation, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of MEI by any person; (8) the delisting of a class of securities of MEI from a national securities exchange or the cessation of authorization to be quoted in an interdealer quotation system of a registered national securities association;
(9) a class of equity securities of MEI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (10) any action similar to any of those enumerated above.

     From time to time, the Foundation is expected to liquidate all or a portion of the Donated Shares through one or more sales pursuant to public or private offerings or otherwise in order to directly fund charitable activities and to build a diversified investment fund for future funding of charitable activities, depending upon the Foundation's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors. The Foundation may determine to retain some portion of the Donated Shares as an investment.

     Micron currently holds the Securities as an investment. Subject to the terms of the Agreements described above and depending upon Micron's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, Micron will from time to time explore opportunities for liquidating all or a portion of the Securities, through one or more sales pursuant to public or private offerings or otherwise. Micron may donate all or a portion of the Securities to the Foundation or other institutions. Micron may determine to retain some portion of the Securities as an investment."

ITEM 5. Interest in Securities of the Issuer.

     (a) The information contained in the first paragraph of section (a) of Item 5 of the Micron Schedule 13D is hereby amended by superceding and replacing that paragraph as follows:

     "As of the date of this Amendment No. 3, Micron beneficially owns 58,622,863 shares of MEI Common Stock. To the best of the knowledge of Micron, no director or executive officer of Micron is the beneficial owner of any shares of MEI Common Stock, except for the following three persons who hold options exercisable within 60 days of the date of this Amendment No. 3 to purchase the following number of shares of MEI Common Stock: (1) Joel J. Kocher, Chairman and CEO of MEI, 410,000 shares; (2) Roderic W. Lewis, Micron's Vice President of Legal Affairs, General Counsel and Corporate Secretary, 70,000

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shares; and (3) Robert A. Lothrop, a director of both MEI and Micron, 16,000 shares.

     Mr. Kocher also holds options to purchase an additional aggregate amount of 1,643,050 shares of MEI Common Stock which are currently unvested and unexercisable, but which will immediately vest if certain events occur as follows: (1) 100,000 options which will normally vest after completion of seven years of employment with MEI (January 13, 2005), but which are subject to immediate vesting upon the sale of all or substantially all of the core assets of MEI's personal computing business or if MEI achieves certain performance criteria; (2) 514,350 options granted on August 17, 2000, a portion of which would normally vest each year for four years after the date of grant, but which, in addition to immediate vesting for other criteria, (a) 50% of which are subject to immediate vesting upon the liquidation of Hostpro, Inc. ("Hostpro") into or the merger or consolidation of Hostpro with MEI following a sale or disposition of substantially all of the personal computer assets of MEI and the remaining 50% will become vested and exercisable one year thereafter and (b) 100% of which are subject to immediate vesting if Mr. Kocher is terminated other than for cause within one year after the sale or disposition of substantially all of the personal computer assets of MEI, and (3) 1,028,700 options granted on February 23, 2001, a portion of which would normally vest each year for four years after the date of grant, in addition to immediate vesting for other criteria, 50% of which are subject to immediate vesting if Mr. Kocher resigns for good reason or is terminated without cause before December 22, 2001. The options referred to in (2) and (3) above were originally granted as options to purchase Hostpro common stock and were subsequently converted to options to purchase MEI Common Stock by multiplying the amount of Hostpro options by a conversion factor of .5715.

     Micron disclaims beneficial ownership of the shares of MEI Common Stock held by Mr. Kocher, Mr. Lewis and Mr. Lothrop."

     (b) The information contained in the third paragraph of section (a) of Item 5 of the Micron Schedule 13D is hereby amended by superceding and replacing that paragraph as follows:

     "Percent of Class: 60.6% (based upon 96,673,262, the number of shares of MEI Common Stock Outstanding reported as of January 14, 2001, in MEI's Form 10-Q for the quarterly period ended November 30, 2000)."

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information contained in Item 6 of the Micron Schedule 13D is hereby amended and restated in its entirety as follows:

     "Reference is hereby made to the description of the Agreements described in
Item 4 above.

     Except as set forth in Item 4 above, neither Micron nor, to the best knowledge of Micron, any directors or executive officers of Micron, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of MEI, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of MEI, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies relating to MEI or any securities of MEI."

ITEM 7. Material to be Filed as Exhibits.

1.   Directors and Executive Officers of Micron Technology, Inc.

2. Agreement and Plan of Merger, dated as of March 22, 2001, by and among Micron Electronics, Inc., Imagine Acquisition Corporation and Interland, Inc.

3. Voting Agreement, dated as of March 22, 2001, between Micron Electronics, Inc., Micron Technology, Inc., and certain shareholders of Interland, Inc.

4. Registration Rights Agreement, dated as of March 22, 2001, by and between Micron Electronics, Inc., Interland, Inc. and Micron Technology, Inc.

5. MTI Shareholder Agreement, dated as of March 22, 2001, by and among Micron Electronics, Inc. and Micron Technology, Inc.

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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Micron Technology, Inc.

Date:  April 4, 2001

Signature:   /s/ W.G. STOVER, JR.
            --------------------------------

Name/Title:  W.G. Stover Jr./Vice President of Finance and CFO